Exhibit 11.0

PAMRAPO BANCORP, INC. AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended September 30, 2003	Nine Months Ended September 30, 2003
Net income	$1,852,063	$5,562,763

Weighted average shares outstanding:
Basic	4,974,759	5,083,282
Common stock equivalents due to dilutive effect of outstanding stock options	3,290	1,097

Diluted	4,978,049	5,084,379

Earnings per share:
Basic	$0.37	$1.09

Diluted	$0.37	$1.09